SEWARD & KISSEL LLP
ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL
[redacted]

TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
WWW.SEWKIS.COM

1200 G STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

07022555

FILE NO. 82-35000

April 6, 2007

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Wilh. Wilhelmsen 12g3-2 Submission

SUPPL

Dear Sir/Madam:

We are furnishing this letter and the enclosed documents on behalf of our client, Wilh. Wilhelmsen ASA (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission which was cleared by the SEC on August 4, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter a copy of an announcement dated April 2, 2007 that the Company made available to security holders relating to an annual statement of information.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1429.

PROCESSED
APR 16 2007
THOMSON FINANCIAL

Very Truly Yours,

Michael Kessler

cc: Bjoern Berggrav

dlw 4/11

SK 02877 0005 763283

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ANNUAL INFORMATION - ÅRSOVERSIKT

Issuers of listed transferable securities are required to provide Oslo Børs with an annual statement of information made available to the public, cf the Stock Exchange Regulations section 5-2 fifth paragraph. Attached to www.newsweb.no is an annual overview for Wilh. Wilhelmsen ASA.

Årlig oversikt
Utstedere av børsnoterte omsettelige verdipapirer er pålagt å sende til børsen en årlig oversikt over informasjon som er gjort tilgjengelig for allmennheten, jf. børsforskriften § 5-2 femte ledd. Vedlagt på www.newsweb.no er årlig oversikt for Wilh. Wilhelmsen ASA.

02.04.2007 15:30 Go to complete message from OSE